SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)


                             DANIELSON HOLDING CORP.
             ------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, $.10 PAR VALUE PER SHARE
             ------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    236274106
             ------------------------------------------------------
                                 (CUSIP NUMBER)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).






- --------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      EQSF ADVISERS, INC.

      (EIN 13-3354359)

- --------------------------------------------------------------
- --------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [  ]
       (b)  [  ]
- --------------------------------------------------------------
- --------------------------------------------------------------
  3   SEC USE ONLY

- --------------------------------------------------------------
- --------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

                           NEW YORK CORPORATION

- --------------------------------------------------------------
- --------------------------------------------------------------
                   5 SOLE VOTING POWER

                           803,669
   NUMBER OF     ---------------------------------------------
                 ---------------------------------------------
     SHARES        6  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY               NONE
                 ---------------------------------------------
                 ---------------------------------------------
      EACH         7  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                803,669
                 ---------------------------------------------
                 ---------------------------------------------
      WITH        8   SHARED DISPOSITIVE POWER

                           NONE
- --------------------------------------------------------------
- --------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           803,669
- --------------------------------------------------------------
- --------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
             [    ]

- --------------------------------------------------------------
- --------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.12%
- --------------------------------------------------------------
- --------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

           IA
- --------------------------------------------------------------



- --------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      M.J. WHITMAN ADVISERS, INC.

      (EIN 13-3686379)

- --------------------------------------------------------------
- --------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [  ]
       (b)  [  ]
- --------------------------------------------------------------
- --------------------------------------------------------------
  3   SEC USE ONLY

- --------------------------------------------------------------
- --------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

                              NEW YORK CORPORATION

- --------------------------------------------------------------
- --------------------------------------------------------------
                  5 SOLE VOTING POWER

                              12,550
   NUMBER OF     ---------------------------------------------
                 ---------------------------------------------
     SHARES        6  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  NONE
                 ---------------------------------------------
                 ---------------------------------------------
      EACH         7  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                   12,550
                 ---------------------------------------------
                 ---------------------------------------------
      WITH        8   SHARED DISPOSITIVE POWER

                              NONE
- --------------------------------------------------------------
- --------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

        12,550
- --------------------------------------------------------------
- --------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
             [    ]

- --------------------------------------------------------------
- --------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.06%
- --------------------------------------------------------------
- --------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

        IA
- --------------------------------------------------------------



- --------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           MARTIN J. WHITMAN

- --------------------------------------------------------------
- --------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  [  ]
        (b)  [  ]
- --------------------------------------------------------------
- --------------------------------------------------------------
  3   SEC USE ONLY

- --------------------------------------------------------------
- --------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

                           USA
- --------------------------------------------------------------
- --------------------------------------------------------------
                   5 SOLE VOTING POWER

   NUMBER OF               449,465
                 ---------------------------------------------
                 ---------------------------------------------
                   6 SHARED VOTING POWER
     SHARES
                           NONE
  BENEFICIALLY
    OWNED BY
                 ---------------------------------------------
                 ---------------------------------------------
      EACH         7  SOLE DISPOSITIVE POWER

   REPORTING               449,465
                 ---------------------------------------------
                 ---------------------------------------------
  PERSON WITH     8   SHARED DISPOSITIVE POWER

                           NONE
- --------------------------------------------------------------
- --------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           449,465
- --------------------------------------------------------------
- --------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
             [  ]

- --------------------------------------------------------------
- --------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.30%
- --------------------------------------------------------------
- --------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

           IN
- --------------------------------------------------------------



ITEM 1.

     (A) NAME OF ISSUER:

         Danielson Holding Corporation (the "Issuer").

     (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES OR,IF NONE, RESIDENCE:

         767 Third Avenue, New York, NY 10017

ITEM 2.

     (A) NAME OF PERSON FILING:

         This  schedule  is  being  jointly  filed  by EQSF
Advisers,   Inc.  ("EQSF"),  M.J.  Whitman  Advisers,  Inc.
("MJWA")  and  Martin  J.  Whitman,   the  Chief  Executive
Officer  of EQSF and Chief Investment Officer of MJWA and
controlling  person  of EQSF and MJWA.  (EQSF,  MJWA and
Martin J. Whitman are sometimes collectively   referred
to   hereinafter   as   "Filer").  Attached  hereto  as an
exhibit is a copy of the joint Schedule 13G filing agreement among the reporting persons.

     (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

         The address of the principal executive office of EQSF, MJWA and Mr. Whitman is: 767 Third Avenue, New
York, New York 10017-2023.

     (C) CITIZENSHIP:

         The citizenship or place of organization of each of the reporting persons is as follows:

         EQSF

         New York State Corporation.

         MJWA

         New York State Corporation.

         MARTIN J. WHITMAN

         United States Citizen.

     (D) TITLE OF CLASS OF SECURITIES:

         Common Stock, $.10 par value per share.

     (E) CUSIP NUMBER:

         236274106

ITEM 3. IF THIS STATEMENT IS BEING FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (E) Investment Adviser registered under section 203 OF THE INVESTMENT ADVISERS ACT OF 1940 (EQSF and MJWA).

ITEM 4.  OWNERSHIP.

         (a) & (b) EQSF beneficially owns 803,669 shares, or 4.12% of the class of securities of the issuer. MJWA beneficially owns 12,550 shares, or 0.06% of the class of securities of the issuer. Martin J. Whitman beneficially owns 449,465 shares, or 2.30% of the class of securities of the issuer.

         (c)    (i) EQSF: 803,669
                    MJWA:  12,550
                    MJW : 449,465

               (ii) Not applicable.

              (iii) EQSF: 803,669
                    MJWA:  12,550
                    MJW : 449,465

               (iv) Not applicable.

      Mr. Whitman disclaims beneficial ownership of EQSF and MJWA share holdings. The reporting entities did not and do not act in concert or as a group in acquiring, holding or disposing of the common stock.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.  OWNERSHIP  OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of 803,669 of the shares reported by EQSF. Various clients for whom MJWA acts as investment advisor have the right to receive dividends from, and the proceeds from the sale of, the shares reported by MJWA. Martin J. Whitman has the right to receive dividends from, and the proceeds of the sale of 449,465 of the shares reported by Martin J. Whitman.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              January, 18, 2002
                           ---------------------------
                              (Date)




                           EQSF ADVISERS, INC.

                           BY:/S/ MARTIN J. WHITMAN
                              ------------------------
                              Martin J. Whitman
                              Chairman and Chief Executive Officer


                           M.J. WHITMAN ADVISERS, INC.

                           BY:/S/  MARTIN J. WHITMAN
                              ----------------------
                              Martin J. Whitman
                              Chairman and Chief Investment Officer



                              /S/  MARTIN J. WHITMAN
                              -----------------------
                              Martin J. Whitman, President